                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 AMENDMENT NO. 3

                    Under the Securities Exchange Act of 1934


                         STAR MULTI CARE SERVICES, INC.
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)


                                   855156 30 3
                                 (CUSIP Number)


                             ASHER S. LEVITSKY P.C.
                        ESANU KATSKY KORINS & SIGER, LLP
                                605 THIRD AVENUE
                            NEW YORK, NEW YORK 10158
                                 (212) 953-6000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                JANUARY 22, 2003
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 855156 30 3                        SCHEDULE 13D

==================================================================================================================

            NAME OF REPORTING PERSON
            and  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

 1          Jericho Capital Corp. SEP f/b/o Kenneth Greene, 11-3206326
----------- ------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                           (a) [X]
 2                                                                                                         (b) [ ]
----------- ------------------------------------------------------------------------------------------------------
            SEC USE ONLY
 3
----------- ------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS
 4          OO
----------- ------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
 5
----------- ------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
 6          USA
------------------------------------------------------------------------------------------------------------------
                             SOLE VOTING POWER
     NUMBER OF          7    -0-                                                                               0%
      SHARES         ------- -------------------------------------------------------------------------------------
   BENEFICIALLY              SHARED VOTING POWER
     OWNED BY           8    -0-                                                                               0%
  EACH REPORTING     ------- -------------------------------------------------------------------------------------
    PERSON WITH              SOLE DISPOSITIVE POWER
                        9    -0-                                                                               0%
                     ------- -------------------------------------------------------------------------------------
                             SHARED DISPOSITIVE POWER
                       10    -0-                                                                               0%
------------------------------------------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11         -0-
----------- ------------------------------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11) EXCLUDES CERTAIN SHARES                            [ ]
 12
----------- ------------------------------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13         0%
----------- ------------------------------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON
 14         EP
==================================================================================================================

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CUSIP No. 855156 30 3                        SCHEDULE 13D

==================================================================================================================
            NAME OF REPORTING PERSON
            and  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

 1          Kenneth Greene
----------- ------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                           (a) [X]
 2                                                                                                         (b) [ ]
----------- ------------------------------------------------------------------------------------------------------
            SEC USE ONLY
 3
----------- ------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS
 4          OO
----------- ------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  [ ]
 5
----------- ------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
 6          USA
------------------------------------------------------------------------------------------------------------------
                             SOLE VOTING POWER
     NUMBER OF          7    -0-                                                                               0%
      SHARES         ------- -------------------------------------------------------------------------------------
   BENEFICIALLY              SHARED VOTING POWER
     OWNED BY           8    -0-                                                                               0%
  EACH REPORTING     ------- -------------------------------------------------------------------------------------
    PERSON WITH              SOLE DISPOSITIVE POWER
                        9    -0-                                                                               0%
                     ------- -------------------------------------------------------------------------------------
                             SHARED DISPOSITIVE POWER
                       10    -0-                                                                               0%
------------------------------------------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11         -0-
----------- ------------------------------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11) EXCLUDES CERTAIN SHARES  [ ]
 12
----------- ------------------------------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13         0%
----------- ------------------------------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON
 14         IN
==================================================================================================================

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ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 3 relates to the common stock, par value $.001 per share ("Common Stock"), of Star Multi Care Services, Inc., a New York corporation (the "Company"), and amends the Schedule 13D, dated November 29, 2001, as amended. The Schedule 13D, as so amended, is hereinafter referred to as the "Schedule." All capitalized terms used in this Amendment and otherwise undefined shall have the meanings ascribed in the Schedule.

         This Amendment is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the reporting persons. It shall refer only to information that has materially changed since the filing of the Schedule.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         On January 22, 2003, Jericho Capital Corp. SEP f/b/o Kenneth Greene ("Jericho SEP"), sold 168,100 shares of the Company's common stock to Stephen Sternbach and Matthew Solof for a total purchase price of $35,000 pursuant to a stock purchase agreement dated January 22, 2003 (the "Agreement") by and among Jericho SEP and Stephen Sternbach and Matthew Solof. As a result of the sale, neither Kenneth Greene nor the Jericho SEP has any stock interest in the Company.

         Pursuant to the Agreement, Mr. Greene and the Jericho SEP agreed not to become the beneficial owner of any shares of the Company's common stock, seek to acquire control of the Company, solicit proxies in opposition to the recommendation of the board of directors or join with others to seek to take control of the Company.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Reference is made to the Agreement, which is described in the response to Item 5.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     1. Stock Purchase Agreement dated January 22, 2003 by and among Jericho SEP and Stephen Sternbach and Matthew Solof (filed as an exhibit to Schedule 13D/A, Amendment No. 1, filed by Stephen Sternbach on February 5, 2003 and incorporated herein by reference.

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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information contained in this Statement is true, complete and correct.

         Dated February 11, 2003

                                              JERICHO CAPITAL CORP. SEP F/B/O
                                              KENNETH GREENE


                                              By: /s/ Kenneth Greene
                                                 ----------------------------
                                                 Kenneth Greene



                                              -------------------------------
                                              Kenneth Greene















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